Filed Pursuant to Rule 433

Registration No. 333-194478-04

March 11, 2014

Lear Corporation

$325.0 million aggregate principal amount of 5.375% Senior Notes due 2024

This free writing prospectus relates to the offering by Lear Corporation of $325.0 million aggregate principal amount of 5.375% Senior Notes due 2024 (the “Notes”) and should be read together with the preliminary prospectus, dated March 11, 2014, filed pursuant to Rule 424(b)(5) under the Securities Act, including the documents incorporated therein by reference.

Issuer:	Lear Corporation

Subsidiary Guarantors:	Guilford Mills, Inc. Lear Corporation EEDS and Interiors Lear Mexican Seating Corporation Lear Operations Corporation

Security:	Senior Notes due 2024

Distribution:	SEC Registered

Aggregate Principal Amount:	$325,000,000

Maturity:	March 15, 2024

Coupon:	5.375%

Price to Public:	100.000% of aggregate principal amount

Gross Proceeds:	$325,000,000

Net Proceeds to Issuer (before expenses):	$321,750,000

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+261 basis points

Treasury Benchmark:	UST 2.75% due February 15, 2024

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014

Optional Redemption:	At any time on or after March 15, 2019, we may redeem some or all of the Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on March 15 of the years set forth below:

2019	102.688%
2020	101.792%
2021	100.896%
2022 and thereafter	100.000%

Prior to March 15, 2019, we may also redeem some or all of the Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to March 15, 2017, we may redeem up to 35% of the aggregate principal amount of the Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the notes issued remains outstanding after the redemption.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Trade Date:	March 11, 2014

Settlement Date:	T+3; March 14, 2014

CUSIP/ISIN:	521865 AV7 / US521865AV77

Ratings*:	Ba2 / BB

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.
Barclays Capital Inc.
RBC Capital Markets, LLC
UBS Securities LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
BNP Paribas Securities Corp.
SMBC Nikko Securities America, Inc.

Co-Managers:	Commerz Markets LLC
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the preliminary prospectus supplement and the accompanying prospectus, the terms of this Pricing Term Sheet shall govern.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (or by telephone at 1-866-803-9204).

This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement and the accompanying prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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